

June 22, 2012

<u>Via E-mail</u>
Mark W. Sopp
Chief Financial Officer
SAIC, Inc. and Science Applications International Corp.
1710 SAIC Drive
McLean, VA 22102

> **Re:** **SAIC, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed March 27, 2012**
> **File No. 001-33072**
>
> **Science Applications International Corp.**
> **Form 10-K for the Fiscal Year Ended January 31, 2012**
> **Filed March 27, 2012**
> **File No. 000-12771**

Dear Mr. Sopp:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 31, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 17 – Legal Proceedings, page F-39</u>

1. As it relates to both the Timekeeping Contract with City of New York and the Data Privacy Litigation, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please

either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made pursuant to ASC 450-20-50. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

2. We note from your discussion of the Data Privacy Litigation, the company believes that a loss, if any, related to this matter would not exceed your insurance coverage. You further state that the $10 million loss provision represents the low end of your "estimated loss." Please clarify your reference to "estimated loss." To the extent that the estimated loss is based on your insurance deductible, in future filings revise to disclose as such. In this regard, revise to clearly state whether the estimates associated with your loss contingency are gross or net of insurance recoveries. If they are net of such recoveries, tell us the gross amount of your estimated loss. Also, to the extent that there are uncertainties or limitations associated with these recoveries (e.g., recovery is under litigation or third-party is experiencing financial difficulty), please also disclose:

- The nature of these uncertainties or limitations;
- Estimates associated with your loss contingencies independent of any uncertain or limited third-party recoveries; and
- When you accrue for these recoveries

3. With regards to the Derivative and Securities Litigation, you disclose a loss is "possible" and the company cannot reasonability estimate the range of "potential loss". In your next periodic filing, please revise these disclosures to use terms consistent with the requirements of ASC 450-20-50 (i.e. "reasonably possible loss" or "probable loss").

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark W. Sopp
SAIC, Inc. and Science Applications International Corp.
June 22, 2012
Page 3

You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief